Objet Ltd.

2 Holtzman Street
Science Park, P.O. Box 2496
Rehovot 76124, Israel

June 8, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Larry Spirgel, Assistant Director

Re:                             Objet Ltd.

Registration Statement on Form F-1 (File No. 333-180283)

Ladies and Gentlemen,

In accordance with Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Objet Ltd. (the “Company”) hereby requests the withdrawal, effective as of the date hereof or as promptly as practicable thereafter, of the above-referenced registration statement (the “Registration Statement”), including all exhibits filed therewith. The Registration Statement was filed on March 22, 2012.

As a result of the anticipated merger of Oaktree Merger, Inc., a wholly-owned subsidiary of the Company, with and into Stratasys, Inc., the Company has determined not to pursue the sale of the securities covered by the Registration Statement at this time. The Company confirms that the Registration Statement was not declared effective and no securities have been sold pursuant to the Registration Statement.

The Company further requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding this request, please contact Marc A. Recht of Cooley LLP, outside counsel to the Company at (617) 937-2316.

Thank you for your assistance.

Sincerely,

/s/ David Reis
David Reis
Chief Executive Officer

cc:	Kathleen Krebs
Reid Hooper
Robert S. Littlepage
Joseph Kempf
(Securities and Exchange Commission)

J. David Chertok
David S. Glatt
Jonathan M. Nathan
(Meitar Liquornik Geva & Leshem Brandwein)

Marc Recht
Timothy Moore
(Cooley LLP)

Alan Denenberg
(Davis Polk & Wardwell LLP)

Barry Levenfeld
(Yigal Arnon & Co.)